Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 4, DATED JULY 27, 2006

TO THE PROSPECTUS DATED MAY 3, 2006

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 4 to you in order to supplement our prospectus dated May 3, 2006, as supplemented by our Supplement No. 1 dated May 12, 2006, our Supplement No. 2 dated June 14, 2006 and our Supplement No. 3, dated July 3, 2006. This supplement provides information that shall be deemed part of a new section in our prospectus entitled “Description of Properties” and must be read in conjunction with our prospectus, including the section entitled “Risk Factors.”

DESCRIPTION OF PROPERTIES

Potential Joint Venture and Property Acquisitions

We intend to enter into a joint venture agreement (the “Joint Venture”) with Dividend Capital Trust Inc. (“DCT”), our affiliate, for the acquisition, operation and management of up to $150 million in industrial real property assets (the “Industrial Portfolio”). The Industrial Portfolio is expected to consist of (i) an initial portfolio (the “Initial Portfolio”) valued at approximately $75 million in assets that is intended to be purchased by the Joint Venture from DCT prior to September 30, 2006, and (ii) a subsequent portfolio (the “Subsequent Portfolio”) valued at approximately $75 million in assets that is intended to be purchased by the Joint Venture from either DCT or from assets sold on the open market prior to December 31, 2006. The Initial Portfolio is anticipated to be comprised of multiple industrial buildings located in one or more of the following markets: Indianapolis, IN, Columbus, OH, Cincinnati, OH and Minneapolis, MN.

The acquisition of the Industrial Portfolio is intended to be funded as follows: (i) an equity contribution from us to the Joint Venture (anticipated to be not less than approximately 90% of the Joint Venture’s required equity capitalization) using proceeds from our public equity offering, (ii) an equity contribution from DCT to the Joint Venture (anticipated to be up to 10% of the Joint Venture’s required equity capitalization) and (iii) secured debt financing to be obtained by the Joint Venture with a targeted loan-to-value of no less than 55% and no more than 75%; however, the debt financing terms have not yet been determined. The Joint Venture expects to purchase the Initial Portfolio at a purchase price no greater than DCT’s cost basis. The purchase price of each asset in the Industrial Portfolio is subject to majority approval by our independent directors.

We and DCT intend to enter into the proposed Joint Venture prior to the closing date for the acquisition of any of the industrial buildings that will comprise the Initial Portfolio. The term of the Joint Venture is expected to be eight (8) years. The Joint Venture is anticipated to contain certain liquidation provisions, as well as certain termination rights should either of the parties fail to perform its obligations thereunder. In connection with the Joint Venture, we expect to grant DCT, subject to certain exceptions, exclusivity rights that will generally restrict us from (a) pursuing similar agreements with other industrial operating partners within the United States during the term of the Joint Venture and (b) directly acquiring or developing industrial assets within the United States during the term of the Joint Venture. The agreement is also expected to contain provisions for entering into two additional joint venture agreements under similar terms prior to the end of the calendar year 2007. Pursuant to our advisory agreement with Dividend Capital Total Advisors LLC (the “Advisor”), we expect to pay the Advisor certain customary fees in connection with assets acquired under the Joint Venture, including acquisition, asset management and disposition fees. A portion of these fees are intended to be reallowed to DCT in exchange for services provided.

There is no assurance that we will enter into the Joint Venture nor into any other joint venture agreements or similar arrangements with DCT. Should we enter into the Joint Venture, there is no assurance that the Joint Venture will be able to purchase the Industrial Portfolio and/or the Subsequent Portfolio described above on the terms set forth herein or at all.